SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 4, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

April 3, 2002

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator, New Brunswick
Securities Registry, Government of Northwest Terrorities
Registrar of Securities, Government of the Yukon Territory
Nunavut Securities Commission
Toronto Stock Exchange
New York Stock Exchange

Ontario Securities Commission
Manitoba Securities Commission
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs:

Subject: <u>Talisman Energy Inc.</u>

We confirm that the following material was sent pre-paid mail on March 26, 2002 and March 27, 2002 to the registered shareholders of common shares of the subject Corporation.

1. 2001 Annual Report
2. Corporate Responsibility Report
3. Notice of Meeting / Information Circular
4. Proxy
5. Proxy Return Envelope
6. Normal Course Issuer Bid Announcement
7. Supplemental Mail Card

We further confirm that copies of the above mentioned material were sent by courier, on March 27, 2002 to each intermediary, except IICC and ADP, holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in capacity as agent for the subject Corporation.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Jody Wood
Stock Transfer Services

cc: Talisman Energy Inc.
Attention: Ardith Wagner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: April 4, 2002

By

Christine D. Lee
Assistant Corporate Secretary